NEW ENGLAND INVESTMENT COMPANIES, L.P.
                               399 Boylston Street
                        Boston, Massachusetts 02116-3310

                                November 26, 1997


Board of Directors of
Back Bay Funds, Inc.
600 Fifth Avenue
New York, New York 10020

Ladies and Gentlemen:

         I hereby subscribe for (i) 100,000 shares of Class A Common Stock, $0.001 par value per share, of Back Bay Funds, Inc., a Maryland Corporation (the "Fund"), at $10.00 per share for a purchase price of $100,000 (ii) 100 shares of Class B Common Stock, $0.001 par value per share of the Fund at $10.00 per share for a purchase of $1,000 and (iii) 100 shares of Class C Common Stock, $0.001 par value per share of the Fund at $10.00 per share for a purchase of $1,000, for an aggregate purchase of $102,000 for the Class A, B and C shares. My payment in full is confirmed.

         I hereby represent and agree that I am purchasing these shares of stock for investment purposes, for my own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933 as amended, nor with any present intention of distributing or selling such shares. I further agree that if any of such shares are redeemed during the period that the deferred organizational expenses of the Fund are being amortized, I will reimburse the Fund the then unamortized organizational expenses in the same ratio as the number of shares redeemed bears to the number of such shares held at the time of redemption.

                                          Very truly yours,

                                          NEW ENGLAND INVESTMENT COMPANIES, L.P.

                                          By:  New England Investment Companies,
                                          Inc.

                                                     By:________________________


Confirmed and Accepted:

BACK BAY FUNDS, INC.


By:___________________________

619966.2